UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

USA Technologies, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

90328S500
(CUSIP Number)

Michael D. Pinnisi
Hudson Executive Capital LP
570 Lexington Avenue, 35th Floor
New York, NY 10022
(212) 521-8495

with a copy to:
Richard M. Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2019
(Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90328S500	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,195,720
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,195,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,195,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12%(1)
14	TYPE OF REPORTING PERSON PN, IA

_______________________________
(1) Calculated based on 60,000,916 shares of outstanding common stock, no par value, of USA Technologies, Inc. (the “Company”), as reported in the Company’s prospectus filed pursuant to Rule 424(b)(4) on May 23, 2018. Such shares of common stock consist of 53,670,467 shares issued and outstanding as of May 1, 2018, an offering of 5,432,583 shares by the Company, and the exercise of the underwriter’s option to purchase an additional 897,866 shares.

CUSIP No. 90328S500	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,195,720
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,195,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,195,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12%(2)
14	TYPE OF REPORTING PERSON PN, IA

_______________________________
(2) Calculated based on 60,000,916 shares of outstanding common stock, no par value, of USA Technologies, Inc. (the “Company”), as reported in the Company’s prospectus filed pursuant to Rule 424(b)(4) on May 23, 2018. Such shares of common stock consist of 53,670,467 shares issued and outstanding as of May 1, 2018, an offering of 5,432,583 shares by the Company, and the exercise of the underwriter’s option to purchase an additional 897,866 shares.

CUSIP No. 90328S500	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,195,720
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,195,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,195,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12% (3)
14	TYPE OF REPORTING PERSON IN

_______________________________
(3) Calculated based on 60,000,916 shares of outstanding common stock, no par value, of USA Technologies, Inc. (the “Company”), as reported in the Company’s prospectus filed pursuant to Rule 424(b)(4) on May 23, 2018. Such shares of common stock consist of 53,670,467 shares issued and outstanding as of May 1, 2018, an offering of 5,432,583 shares by the Company, and the exercise of the underwriter’s option to purchase an additional 897,866 shares.

CUSIP No. 90328S500	SCHEDULE 13D	Page 5 of 7 Pages

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, no par value (the “Shares”), of USA Technologies, Inc., a company organized under the laws of the State of Pennsylvania (the “Company”). The principal executive offices of the Company are located at 100 Deerfield Lane, Suite 300, Malvern, Pennsylvania 19355.

The Reporting Persons (as defined below) beneficially own an aggregate of 7,195,720 Shares (the “Subject Shares”). The Subject Shares represent approximately 12% of the issued and outstanding Shares based on 60,000,916 outstanding Shares, as reported in the Company’s prospectus filed pursuant to Rule 424(b)(4) on May 23, 2018. Such Shares consist of 53,670,467 Shares issued and outstanding as of May 1, 2018, an offering of 5,432,583 Shares by the Company, and the exercise of the underwriter’s option to purchase an additional 897,866 Shares.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is being filed by Hudson Executive Capital LP, a Delaware limited partnership (“Hudson Executive”), HEC Management GP LLC, a Delaware limited liability company (“Management GP”), and Douglas L. Braunstein (together with Hudson Executive and Management GP, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is c/o Hudson Executive Capital LP, 570 Lexington Avenue, 35th Floor, New York, NY 10022.

(c) Hudson Executive’s principal business is to serve as investment advisor to certain affiliated investment funds (the “HEC Funds”). Management GP’s principal business is to serve as the general partner of Hudson Executive. The principal occupation of Mr. Braunstein is to serve as the Managing Partner of Hudson Executive and the Managing Member of Management GP.

(d) None of the Reporting Persons, nor any of their officers or managing directors, have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor any of their officers or managing directors, have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Hudson Executive is a Delaware limited partnership. Management GP is a Delaware limited liability company. Mr. Braunstein is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Persons are deemed to beneficially own the Subject Shares as detailed in Items 1 and 5. The aggregate purchase price for the Subject Shares is $39,331,542.64 (inclusive of brokerage commissions and other costs of execution).

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Subject Shares was derived from the respective capital of the HEC Funds.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Subject Shares in the belief that the Shares are undervalued and are an attractive investment.

Certain of the Reporting Persons have had and may continue to have discussions with the Company’s management and board of directors (the “Board”) to discuss the Company’s business, strategies and corporate governance. The Reporting Persons may seek to have additional conversations with the management, Board, and stockholders of the Company, and other persons

CUSIP No. 90328S500	SCHEDULE 13D	Page 6 of 7 Pages

to discuss the Company’s business, strategies, corporate governance and other matters related to the Company.

The Reporting Persons intend to review their respective investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Company’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Company as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes or other securities of the Company, or derivative or other instruments that are based upon or relate to the value of the Shares or the Company (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) considering, proposing or otherwise engaging in one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Information about the number and percentage of Shares beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

Hudson Executive, as the investment adviser to the HEC Funds, may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares.

Management GP, as the general partner of Hudson Executive may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares.

By virtue of his role with respect to Hudson Executive and Management GP, Mr. Braunstein may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares and, therefore, each of Mr. Braunstein, Management GP and Hudson Executive may be deemed to be a beneficial owner of the Subject Shares.

(c) All transactions in the Shares effected during the past 60 days on behalf of an HEC Fund over which the Reporting Persons have investment discretion are set forth in Exhibit 2 attached hereto and incorporated herein by reference.

(d) The HEC Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement of the Reporting Persons
Exhibit 2 Schedule of transactions effected during the last 60 days

CUSIP No. 90328S500	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2019

HUDSON EXECUTIVE CAPITAL LP

By:	HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein

EXHIBIT 1

Joint Filing Agreement

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of the Company named herein, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: May 20, 2019

HUDSON EXECUTIVE CAPITAL LP

By:	HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein

EXHIBIT 2

Schedule of Transactions in Shares

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 pm, New York City time, on May 20, 2019.

USA Technologies, Inc.

Trade Date	Transaction	Security	Quantity Bought (Sold)	Unit Cost(1)
4/10/2019	Sell	European Put Options	(77)	$4.55
4/11/2019	Sell	European Put Options	(754)	$4.35
4/12/2019	Sell	European Put Options	(1,582)	$4.33
4/15/2019	Sell	European Put Options	(335)	$4.38
4/16/2019	Sell	European Put Options	(31)	$4.34
4/18/2019	Sell	European Put Options	(194)	$4.22
4/22/2019	Sell	European Put Options	(2,949)	$4.07
4/23/2019	Sell	European Put Options	(2,012)	$3.99
4/24/2019	Sell	European Put Options	(1,217)	$3.84
4/25/2019	Sell	European Put Options	(2,626)	$3.80
4/26/2019	Sell	European Put Options	(3,077)	$3.82
4/29/2019	Sell	European Put Options	(251)	$3.81
5/2/2019	Sell	European Put Options	(2,045)	$3.76
5/3/2019	Sell	European Put Options	(206)	$3.72
5/7/2019	Sell	European Put Options	(4,548)	$3.57
5/8/2019	Buy	European Put Options	39,989	$3.82
5/8/2019	Buy	Common Stock	2,644,296	$5.69(2)
5/9/2019	Buy	Common Stock	227,584	$5.67(3)
5/10/2019	Buy	Common Stock	40,000	$5.80
5/13/2019	Buy	Common Stock	85,000	$5.72
5/16/2019	Buy	Common Stock	1,250,000	$5.75
5/16/2019	Sell	European Call Options	(12,500)	$0.28

(1) Excludes brokerage commissions and other costs of execution.
(2) The price reported is a weighted average price. These Shares were bought in transactions through a broker-dealer at prices ranging from $5.69 to $5.72, inclusive. Hudson Executive and the other Reporting Persons undertake to provide the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote 2.
(3) The price reported is a weighted average price. These Shares were bought in transactions through a broker-dealer at prices ranging from $5.63 to $5.65, inclusive. Hudson Executive and the other Reporting Persons undertake to provide the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote 3.